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PROCESSED
MAY 0 8 2002
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED APR 2 2 2002 WASH. D.C. 154

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2002

VI GROUP plc
(Translation of registrant's name into English)

The Mill, Brimscombe Port, Stroud, Gloucestershire GL 5ZQG, U.K.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F X Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

I. Purpose of Filing

The purpose of this report on Form 6-K by VI Group plc (the "Registrant") is to make public in the United States the announcement of additional funding released and the notice of Extraordinary General Meeting.

This Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements regarding the Registrant's expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, projected costs and capital expenditures, competitive positions, growth opportunities, plans and objectives of management for future operations and words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions are forward-looking statements. Such forward-looking statements are inherently uncertain, and actual future results and trends for the Registrant may differ materially depending on a variety of factors.

VI GROUP PLC

VI GROUP ATTRACTS FUNDING FOR BUSINESS GROWTH

VI Group plc (the "Company" or "VI"), one of the leading suppliers of CAD/CAM software to the mould and die sector, announces today that it has conditionally placed 12,325,584 new ordinary shares ("new shares") at 21.5p per new share of 0.5p to raise a total of £2.65 million, before expenses.

The placing is subject, inter alia, to approval at an Extraordinary General Meeting to be held on 7th May 2002 and to Admission of the new shares to trading on the Alternative Investment Market. The new shares have been placed with a number of institutional investors by Durlacher Ltd, the Company's broker. Application will be made to the London Stock Exchange for the Admission of the new shares to trading on the Alternative Investment Market and dealings are expected to commence on 8th May 2002.

The proceeds will be used for increasing working capital, marketing and product development projects aimed at assisting the continued growth of the business.

Don Babbs, Chief Executive of VI, commented:

"We are delighted to have received this strong support from institutional investors for our growth plan and prospects. VI is very well positioned in its markets and the new funds will enable us to invest in a range of new projects to gain further market share in the mould and die sector. We look forward to the exciting growth prospects ahead."

For further information please contact:

Don Babbs, Chief Executive **Tel: 01453 732 900**
Peter Wharton, Finance Director

VI Group plc

Dominic Barretto **Tel: 020 7606 1244**

Merlin Financial

Matthew Robinson *Tel: 020 7459 3600*

Durlacher Ltd

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VI GROUP plc

By: ______________________

Elliot I. Miller

Director and Deputy Chairman

of VI Group plc.

Date: April 19, 2002